October 14, 2009

Via EDGAR and Overnight Delivery

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:	Spark Networks, Inc.

Form 10-K for the Year Ended December 31, 2008, Filed March 26, 2009

Form 10-K/A for the Year Ended December 31, 2008, Filed July 21, 2009

File No. 001-32750

Dear Mr. Krikorian:

The following consists of responses from Spark Networks, Inc., a Delaware corporation (the “Company”), to the Staff’s comment letter, dated September 29, 2009, in connection with the above-referenced filings. For the convenience of the Commission, each comment is in identical numerical sequence and repeated verbatim with the Company’s response immediately following.

Form 10-K for the Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

1.	Comment: We are continuing to consider your responses to prior comment 1 and to prior comment 8 in our letter of July 7, 2009. Please explain in greater detail why you believe that only costs that are “directly” attributed to revenue should be included in cost of revenue. That is, explain why you believe that the classification of technology costs depends on the indirect nature of servicing non-paying members. Describe why the cost of servicing non-paying members does not represent an acquisition cost for your network or database of your sites. You indicate that the non-paying members “enhance the value of [y]our network” and that they are “an indirect contributor to sales.” These statements seem to suggest that the costs of servicing the non-paying members are really costs incurred to create a “network” or database. Further, it seems that a member’s ability to have access to all members is truly what brings members to your network and is what a member is seeking. That is, your service

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offering is this database and the cost of providing this database includes the cost of servicing non-paying members. If true, explain why the cost of this database does not represent a cost of revenue.

Response:    The current issue being considered by the Staff is a complex matter and, with all due respect, we believe the prior description oversimplifies the issue. The most convenient approach would be to assign 100% of the technology costs for all members and paid subscribers to cost of revenue. Unfortunately, we do not believe that is entirely accurate. The allocation of technology costs is difficult to assign to cost of revenue. We have a number of non-paying members who use our online offerings, benefit from the technology costs associated with our online offerings, and never pay the Company for the use of the online services offered to our non-paying members. Some of the non-paying members are never contacted by paying subscribers. We believe it would be inaccurate for us to assign technology costs associated with these members to cost of revenue. In addition, the level of communication differs between non-paying members and paying subscribers. Non-paying members only have limited forms of communication available to them, including pre-packaged opening remarks. Non-paying members cannot read inbound email initiated by a paying subscriber, unless they subscribe. Non-paying members cannot initiate an email message to a member or paying subscriber. A paying subscriber can initiate communication with a member or paying subscriber. Two paying subscribers can freely communicate with each other through emails or instant messages. The technology afforded to a paying subscriber is significantly greater than that offered to a non-paying member.

We respectfully disagree with the statement that the Company’s “service offering is this database and the cost of providing this database includes the cost of servicing non-paying members.” We believe that our service offering goes well beyond a simple database. We promote our online properties by providing an exceptional user experience. The user experience includes the ability to: take a proprietary personality test, receive matchmaking recommendations based upon the results of the proprietary personality test, receive matchmaking recommendations based upon a proprietary algorithm that does not rely upon our proprietary personality test, view and search non-paying member and paying subscriber profiles, receive valuable content that is relevant to dating, receive information on local and non-local “offline” dating activities, anonymously determine if two users are interested in each other through our “Do We Click?” technology, etc. The use of these services is not uniform; it varies among non-paying members and paying subscribers. We certainly do not feel we can say that the “ability to have access to all members is truly what brings members to our network.”

We reiterate that it is difficult to accurately assign technology costs to cost of revenue, and as a result, categorize such costs under Operating Expenses. We do not assign technology costs for non-paying members to cost of revenue due to the fact that our non-paying members do not always interact with our paying subscriber base, they do not have the same communication rights as paying subscribers, and the value of our online offering extends well past a database of non-paying member profiles.

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We believe the only accurate approach to allocating technology costs to cost of revenue would be to assign some technology cost to our paying subscribers. As mentioned in our response letter dated July 21, 2009, that cost would be negligible compared to the cost that is allocated to our non-paying members, and would provide limited value to a reasonable investor.

Should you have any questions or require any additional information, please contact the undersigned at (323) 658-3000 or by facsimile at (323) 658-3001.

Sincerely,

Spark Networks, Inc.

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg, Esq.
General Counsel

cc:	Adam S. Berger, Spark Networks Inc., Chief Executive Officer

Katherine J. Blair, Esq., K&L Gates LLP